ARYA Sciences Acquisition Corp.

51 Astor Place, 10th Floor

New York, NY 10003

August 20, 2018

VIA EDGAR

Kate McHale

Staff Attorney

Office of Manufacturing and Construction

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	ARYA Sciences Acquisition Corp. Draft Registration Statement on Form S-1 Confidentially submitted on July 17, 2018 File No. 377-02172

Dear Ms. McHale:

This letter sets forth responses of ARYA Sciences Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated August 13, 2018 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth our response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and the Company is concurrently confidentially submitting an amendment to the Registration Statement with this letter, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as so amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Use of Proceeds, page 58

1.	Staff’s Comment: It appears that the “total offering expenses” and “proceeds after offering expenses” line items may not have been correctly calculated. Please revise your table as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the use of proceeds table on page 58 to include a line item for “Miscellaneous” expenses.

Capitalization, page 64

2.	Staff’s Comment: Please expand your table to include a footnote that explains the nature of deferred underwriting discounts and commissions, as well as the reason it is included as part of total capitalization, as adjusted.

Response: The Company acknowledges the Staff’s comment and has revised the capitalization table on page 64 to include a footnote that explains the nature of the deferred underwriting discounts and commissions and the reason it is included in total capitalization, as adjusted.

Liquidity and Capital Resources, page 66

3.	Staff’s Comment: Please clarify in the first sentence that the “$300,000 in loans from our sponsor” is a commitment from your sponsor to provide such loans to you.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 to clarify that sponsor has committed to provide loans to the Company of up to $300,000.

Statement of Operations, page F-4

4.	Staff’s Comment: To the extent that the founder shares were issued to the sponsor on July 5, 2018, as disclosed in the prospectus and Note 4, it appears that the weighted average shares outstanding for the period is not correct. Please revise your registration statement as appropriate.

Response: The Company acknowledges the Staff’s comment and notes that the objective of presenting basic EPS is to measure the performance of an entity over the reporting period.

As the initial shareholders will share in the respective losses of the initial audit on a pro rata basis and not on a weighting basis from the date of issuance, the initial shares should be reported as being outstanding during the entire reporting period.

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Note 4 - Related Party Transactions

Founder Shares, page F-11

5.	Staff’s Comment: Your disclosure states that your sponsor purchased 3,593,750 shares of Class B ordinary shares for $25,000. However, the presentation in your statement of cash flows suggests that the Class B ordinary shares were issued to the sponsor, in a non-cash transaction, in exchange for offering, formation, and operating costs that were paid on your behalf by the sponsor. In this regard, please revise your disclosure to better clarify the nature of the transaction or explain to us how the current disclosure is appropriate.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-11 to clarify that the sponsor was issued the Class B ordinary shares in consideration of the payment by the sponsor of $25,000 of the Company’s expenses and offering costs.

Note 7 - Subsequent Events, page F-15

6.	Staff’s Comment: Please revise your disclosure to indicate the date through which subsequent events were evaluated. Refer to ASC 855-10-50-1a.

Response: The Company acknowledges the Staff’s comment and has revised the “Subsequent Events” footnote on page F-15 to disclose the date through which such events were evaluated.

Signatures, page II-4

7.	Staff’s Comment: Please indicate on the signature page, if true, that Mr. Altman is also signing in his capacity as Chief Accounting Officer or Controller as required by Form S-1.

Response: The Company acknowledges the Staff’s comment and has revised the signature page to indicate that Mr. Altman is also signing the Registration Statement in his capacity as Chief Accounting Officer.

General

8.	Staff’s Comment: Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company advises the Staff that it is supplementally providing under separate cover written communications that have been presented to potential investors.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Adam Stone
Adam Stone

Via E-mail:

cc:	Christian O. Nagler

Peter S. Seligson

Kirkland & Ellis LLP

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